
IPC INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 •
Internet: www.integratedpaving.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com

August 23, 2006

SUPPL


SEC MAIL
RECEIVED
PROCESSING
SEP 05 2006
WASH., D.C.
213
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA




06016586

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated August 23, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

dlw 9/7


IPC INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

PRESS RELEASE

INTEGRATED PAVING ANNOUNCES CLOSING OF PLAN OF ARRANGEMENT

VANCOUVER, BC, August 23, 2006 – Integrated Paving Concepts Inc. (the "Company") (TSX: IPA) and 0757138 B.C. Ltd. are pleased to announce today the completion of the plan of arrangement whereby 0757138 B.C. Ltd. acquired all of the issued and outstanding common shares of the Company and certain options to acquire common shares of the Company. It is anticipated that the Company's common shares will be delisted from the Toronto Stock Exchange at the close of business on or about August 28, 2006.

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary